SECURIT 14045078 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 19 2014
Washington DC
404

SEC FILE NUMBER
8-48055

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (Date) AND ENDING December 31, 2013 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larkspur Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

708 Third Avenue, Suite 1005
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Mayer Jr. 212-376-5790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FREIDMAN LLP
(Name - *if individual, state last, first, middle name)*

100 Eagle Rock, Suite 200	East Hanover	New Jersey	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert C. Mayer Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larkspur Capital Corporation as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

MY COMMISSION EXPIRES JUNE 30, 2015

Christi Skipworth

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARKSPUR CAPITAL CORPORATION

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
of Larkspur Capital Corporation

We have audited the accompanying financial statements of Larkspur Capital Corporation, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larkspur Capital Corporation as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Friedman LLP

February 17, 2014

LARKSPUR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2013

ASSETS		
Cash	$	40,410
Prepaid expenses		6,716
Office equipment - at cost, less accumulated depreciation		7,813
	$	54,939
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	16,025
Stockholders' equity		
Common stock, no par value, authorized 200 shares, 100 shares issued and outstanding		10,000
Additional paid-in capital		1,337,867
Accumulated deficit		(1,308,953)
		38,914
	$	54,939

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2013

Revenues		
Investment banking fees	$	50,000
Other		11,059
		61,059
Expenses		
Employee compensation		82,321
Occupancy		21,899
General and administrative		17,641
Professional fees		30,297
Office		21,134
Travel and entertainment		6,951
Consulting fees		13,985
Regulatory fees		125
Interest expense		1,560
		195,913
Net loss	$	(134,854)

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2013

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total
	Shares	Amount			
Balance, January 1, 2013	100	$ 10,000	$ 1,221,092	$ (1,174,099)	$ 56,993
Contribution			116,775		116,775
Net loss	-	-	-	(134,854)	(134,854)
Balance, December 31, 2013	100	$ 10,000	$ 1,337,867	$ (1,308,953)	$ 38,914

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities		
Net loss	$	(134,854)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		4,687
Changes in assets and liabilities		
Prepaid expenses		45
Accrued expenses		136
Net cash used in operating activities		(129,986)
Cash flows from financing activities		
Repayment of capital lease obligation		(6,303)
Additional Paid-in Capital		116,775
Net cash provided by financing activities		110,472
Net decrease in cash		(19,514)
Cash, beginning of year		59,924
Cash, end of year	$	40,410
Supplemental cash flow disclosures		
Interest paid	$	1,560

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Larkspur Capital Corporation (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") operating as a placement agent, specializing in private placements of securities and financial advisory services.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Concentration of Credit Risk for Cash
The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Depreciation
Depreciation of office equipment is computed on the straight-line basis over the estimated useful lives of the respective assets of five years.

Revenue Recognition
Investment banking fees are recorded on an accrual basis. Fees received in advance of services rendered are deferred until earned.

Income Taxes
The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is includable by the stockholders on their individual income tax returns. The Company makes no provision for Federal income tax and New York State income taxes. New York City does not recognize S corporation status, and therefore provisions are made for New York City general corporation tax, as applicable.

Federal and state income tax returns for years prior to 2010 are no longer subject to examination by tax authorities.

2 - MAJOR CUSTOMER

Investment banking fees from one customer were 100% of total fees for the year ended December 31, 2013.

3 - RETIREMENT PLAN

The Company has a defined contribution Simplified Employee Pension Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the Company. There were no contributions made by the Company for the year ended December 31, 2013.

4 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. As of December 31, 2013, the Company had net capital of $24,385 which exceeded requirements by $19,385. The ratio of aggregate indebtedness to net capital was 0.66 to 1 at December 31, 2013.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2013

LARKSPUR CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2013

Computation of net capital		
Stockholders' equity	$	38,914
Deductions and/or charges		
Non-allowable assets		14,529
Net capital	$	24,385
Computation of aggregate indebtedness		
Accrued expenses	$	16,025
Aggregate indebtedness	$	16,025
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,068
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	19,385
Excess net capital at 1000 percent	$	22,783
Ratio - Aggregate indebtedness to net capital		0.66 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

LARKSPUR CAPITAL CORPORATION

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2013

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
of Larkspur Capital Corporation

In planning and performing our audit of the financial statements of Larkspur Capital Corporation (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the stockholders, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

East Hanover, New Jersey
February 17, 2014